Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Alphabet Inc.

Name of persons relying on exemption: Trillium Asset Management, LLC

Address of persons relying on exemption: Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111

The attached written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

May 4, 2021

Shareholder Proposal Regarding Report on Whistleblower Policies and Practices

Submitted at Alphabet Inc.

We are writing to urge Alphabet shareholders to vote for Item 8 on the Company’s 2021 proxy.

The shareholder proposal requests the Board of Directors oversee a third-party review analyzing the effectiveness of its whistleblower policies in protecting human rights.

We believe there are a number of red flags which strongly suggest that it is critically important that the Board of Directors commission this third-party review. These red flag events appear to be widespread and are evidence of a potential breakdown in the effectiveness of Alphabet’s policies. This includes the apparent firing of employees that raised ethical, human rights, and discrimination concerns. A third-party review would help investors and the Board effectively address this issue. In particular, Alphabet’s reported retaliation against Google whistleblowers raising human rights and ethics issues has prompted scrutiny from the media and regulators, threatening the company’s reputation and its ability to attract top-tier talent and posing human rights risk.

Specifically, in the last nine months:

●	In December 2020, the National Labor Relations Board (NLRB) filed a complaint against Alphabet, alleging that Google was “coercing employees in the exercise of their rights,” illegally spying on employees, and using terminations and intimidation in order to quell workplace activism.[1]

●	That same month, drawing major and immediate scrutiny from Google employees, the press, and the broader field of computer science and AI ethics, widespread media reported how Google abruptly fired Dr. Timnit Gebru, co-lead of Google’s AI Ethics team, cofounder of Black in AI and the Fairness, Accountability and Transparency conference, and one of few Black women in a leadership role at the company.[2] According to research by AI Index, AI Ethics stories were among the most popular AI news stories of 2020, with Dr. Gebru’s firing being one of the most popular stories.[3]

Nine Congress Members including Yvette Clarke, Cory Booker, Elizabeth Warren, Ron Wyden wrote to CEO Sundar Pichai questioning the way Dr. Gebru was fired and asking about the steps Google is taking to mitigate AI bias.[4]

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1 https://fortune.com/2020/12/02/google-illegally-fired-two-activist-employees-nlrb-says/ and https://cdn.arstechnica.net/wp-content/uploads/2020/12/cpt20-ca-252802ccnohdocx-redacted.pdf

2 https://www.nytimes.com/2020/12/03/technology/google-researcher-timnit-gebru.html

3 https://venturebeat.com/2021/03/03/annual-index-finds-ai-is-industrializing-but-needs-better-metrics-and-testing/

4 https://twitter.com/RepYvetteClarke/status/1339297358815834113?s=20

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Hundreds of colleagues as well as peers in the industry and field signed an open letter in solidarity with Dr. Gebru, using the viral hashtag #ISupportTimnit.5 CEO Sundar Pichai later apologized for the way she left the company.6

University of California at Berkeley Center for Law and Technology co-director Sonia Katyal told VentureBeat: “What we should be concerned about is a world where all of the most talented researchers like [Gebru] get hired at these places and then effectively muzzled from speaking. And when that happens, whistleblower protections become essential.”7

Dr. Gebru wrote on Twitter shortly after her termination: “Is there anyone working on regulation protecting Ethical AI researchers, similar to whistleblower protection? Because with the amount of censorship & intimidation that goes on towards people in specific groups, how does anyone trust any real research in this area can take place?”8

●	In January 2021, hundreds of Alphabet employees formed a union which, amongst other things, is focused on protecting employees from retribution and retaliation.[9]

●	In February 2021, Google fired the founder of its AI Ethics team, Dr. Margaret Mitchell, citing data security violations. However, Dr. Mitchell was a well known advocate for greater workforce diversity within the company, and had raised ethics and human rights concerns regarding the use of the company’s technology as part of her job function.[10]

●	Current and former Google employees told NBC News in March 2021 that when they reported experiencing racism and sexism in the workplace, they were advised to “assume good intent” and seek mental health counseling or take medical leave. Rather than addressing the root cause of the employees’ negative experiences, which impacted their ability to show up fully at work, the company reportedly placed the burden of addressing the issue on the employees who had experienced harm. One of the employees who was allegedly pushed out was April Curley, a tech recruiter who brought in new talent from historically Black colleges and universities. Both Curley and Dr. Gebru said they were fired after speaking out about racism and sexism at the company.[11]

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5 https://googlewalkout.medium.com/standing-with-dr-timnit-gebru-isupporttimnit-believeblackwomen-6dadc300d382

6 https://www.axios.com/sundar-pichai-memo-timnit-gebru-exit-18b0efb0-5bc3-41e6-ac28-2956732ed78b.html

7 https://venturebeat.com/2021/03/08/google-employee-group-urges-congress-to-strengthen-whistleblower-protections-for-ai-researchers/

8 https://twitter.com/timnitgebru/status/1333613035945144323?lang=en

9 https://www.nytimes.com/2021/01/04/technology/google-employees-union.html

10 https://www.bbc.com/news/technology-56135817

11 https://www.nbcnews.com/tech/tech-news/google-advised-mental-health-care-when-workers-complained-about-racism-n1259728

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●	Google research manager Samy Bengio resigned in April 2021. His resignation followed the departure of Timnit Gebru and Margaret Mitchell from the company’s AI ethics group, which he oversaw.[12]

These red flags highlight multiple troubling incidents in which Alphabet appears to have ignored or retaliated against seemingly legitimate whistleblower complaints.

●	In January 2020, a former human rights executive at Google, Ross LaJeunesse, told the press that he had been pushed out of the company after advocating for human rights, as the company accelerated its plans for a censored Chinese search engine, Dragonfly, that drew major criticism from employees and was the subject of questioning by members of Congress. LaJeunesse told the Verge that the company was thwarting human rights considerations, while also citing racist remarks by his boss, saying he (LaJeunesse) was “re-orged out of a job.”[13]

●	A September 2019 headline in Business Insider read "45 Google employees detailed allegations of retaliation, sexual harassment, and racism in a leaked document".[14]

●	The headline of one January 2020 Newsweek article read: “Google Used to Tell Workers, ‘Don’t Be Evil.’ Now It Just Wants Them to Be Quiet, Former Top Exec Says.”[15]

●	High-profile public resignation letters from former employees, citing retaliation, have drawn ongoing scrutiny. In July 2019, two prominent researchers, Meredith Whittaker and Claire Stapleton, who had organized around AI ethics concerns and systemic racism and sexism in the workplace, penned a public resignation letter, citing the instances of retaliation they faced at the company, saying: “Google needs worker-led structures that can ensure it’s safe to speak about the darker side of the company. These should include protections for whistleblowers who alert the public to dangerous or unethical projects that put them at risk.”[16]

●	In 2018, senior Google research scientist Jack Poulson resigned from the company in protest of the company's reported plans for a censored search engine in China called Dragonfly, saying it was his "ethical responsibility to resign in protest of the forfeiture of our public human rights commitments."[17] Poulson was vocal about having first raised his concerns with company managers. According to Poulson, he was one of five employees to resign over the project, and 1400 employees signed a letter in protest of Dragonfly, saying, "We urgently need more transparency, a seat at the table, and a commitment to clear and open processes: Google employees need to know what we're building."[18]

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12 https://www.bloombergquint.com/technology/google-ai-research-manager-samy-bengio-resigns-in-email-to-staff

13 https://www.theverge.com/2020/1/2/21046522/google-china-dragonfly-ross-lajeunesse-human-rights-chief-censorship

14 https://www.businessinsider.com/leaked-google-document-retaliation-cases-2019-9

15 https://www.newsweek.com/google-has-turned-back-company-values-former-google-executive-says-1480136

16 https://medium.com/@GoogleWalkout/onward-another-googlewalkout-goodbye-b733fa134a7d

17 https://theintercept.com/2018/09/13/google-china-search-engine-employee-resigns/

18 https://theintercept.com/2018/08/16/google-china-crisis-staff-dragonfly/

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

The regulatory risks associated with this type of whistleblowing are growing for Alphabet:

●	A new European Union (EU) directive will soon require that all EU countries update their whistleblower laws and statutes. Organizations with more than 50 workers will have to set up internal whistleblowing reporting channels for a broad range of violations of EU law, including environmental protection, consumer protection, protection of privacy and personal data, and security of network and information systems. The first group of organizations and companies affected - those with over 250 employees - will be required to set up whistleblower reporting channels by December 2021.[19]

●	In the U.S., the Securities and Exchange Commission (SEC) recently announced its intention to apply whistleblower protections to a range of Environmental, Social and Governance (ESG) matters. In March 2021, the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement “to proactively identify ESG-related misconduct.” The initial focus of the Task Force will be on climate change, the Commission said, but the overall mandate includes all ESG issues and coordination with the SEC’s Office of the Whistleblower. “The Climate and ESG Task Force will evaluate and pursue tips, referrals, and whistleblower complaints on ESG-related issues, and provide expertise and insight to teams working on ESG-related matters across the Division,” the SEC said in a press release, while providing a direct web link for “ESG related tips, referrals and whistleblower complaints.”[20]

We are therefore concerned about the regulatory, reputational, and human capital risks posed by Alphabet’s reported retaliation against employees who have voiced concerns about the company’s potentially unethical business practices, particularly when those concerns are regarding the alleged unethical use of artificial intelligence technology, possible human rights violations, and possible workplace threats to gender and racial justice.

Increasingly, as we have described above, current and former Alphabet employees and whistleblowers have spoken up about workplace practices they perceived as unethical and detrimental both to the company’s business and to society — often in service of improving corporate practices and mitigating societal harm. We believe Alphabet faces reputational risk over ongoing media reports suggesting Alphabet’s response to these whistleblowers may have been retaliatory in nature; Alphabet’s actions may be threatening its reputation while also potentially hindering its ability to attract and retain top talent.

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19 https://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:32019L1937 and https://media2.mofo.com/documents/201125-eu-whistleblowing-rules.pdf

20 https://www.sec.gov/news/press-release/2021-42

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

The importance of strong and effective whistleblower protections for business success has recently received fresh attention. For example:

●	In a March 2021 BlackRock Investment Stewardship memo, the asset management company outlines its approach on asking companies to report on how they consider the interests of their workforce in business decision-making, stating: “we advocate for business practices that foster a diverse, equitable, and inclusive workforce culture; enhance job quality and engagement; facilitate positive labor relations, safe working conditions, and attractive wages; and prioritize human rights.” BlackRock aims to understand a variety of factors including “Worker rights and protection. This includes a company’s procedures to protect its workforce and prevent workplace harassment and/or discrimination (e.g. whistleblowing, codes of conduct, and equal employment policies, etc.). It also includes how a company’s HCM strategy and compensation programs align to create a healthy culture and prevent unwanted behaviors.” [emphasis added][21]

●	A December 2020 Principles for Responsible Investment (PRI) report titled Whistleblowing: how and why to engage with your investee companies, urges investors to consider whistleblower protections in assessing risks. It states: “Existence of controversies and low willingness to elaborate and disclose [those] to investors remain crucial red flags.” The report cites MSCI’s ESG Research, which shows “the strength of an issuer’s whistleblowing policy appears to correlate with the strength of its overall corporate governance practices – issuers that disclosed best-practice whistleblower protections scored an average of 35% higher on a corporate governance assessment than companies that disclosed no evidence of whistleblower protections.” The report continues: “...In addition to mitigating risk and protecting company value and integrity, effective whistleblowing mechanisms can help address systemic issues, including detecting and preventing bribery and corruption and bringing to light significant cases of tax avoidance, money laundering and human rights violations.”[22]

Alphabet’s opposition to this proposal relies on a limited number of new efforts it has taken in an attempt to demonstrate stronger whistleblower protections. However, Alphabet has not provided convincing arguments that those efforts are the right steps to take, information about what gaps in whistleblower protections remain, nor evidence of the effectiveness of its whistleblower policies or practices. In fact, this is the point of a third-party audit, to identify a company’s weaknesses and areas for improvement and to remedy them. Unfortunately, Alphabet management has structural incentives to weaken whistleblower protections because every whistleblower represents an embarrassment for management. By bringing in a third party to review and identify opportunities for improvement to achieve genuinely robust and effective whistleblower protections, the company can provide investors with greater assurance that the right policies and practices are in place.

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21 https://www.blackrock.com/corporate/literature/publication/blk-commentary-engagement-on-human-capital.pdf

22 https://www.unpri.org/governance-issues/whistleblowing-why-and-how-to-engage-with-your-investee-companies/6862.article

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

For the reasons provided above, we urge Alphabet shareholders to vote in favor of the shareholder proposal.

IMPORTANT NOTICE: The cost of this communication is being borne entirely by Trillium Asset Management, LLC. The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. Proxy cards will not be accepted by Trillium. To vote your proxy, please follow the instructions on your proxy card. These written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.